April 9, 2025

Norman Staskey
Chief Financial Officer and Treasurer
Azitra, Inc.
21 Business Park Drive
Branford , CT 06405

       Re: Azitra, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed February 24, 2025
           File No. 001-41705
Dear Norman Staskey:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences